Leonard  E. Neilson

A  PROFESSIONAL  CORPORATION

LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com

October 12, 2018

Securities and Exchange Commission
Office of Document Control
100 F Street NE
Washington, D.C. 20549
Filed Via Edgar

Re:          Fearless Films, Inc.
Registration Statement on
Form S-1

Commissioners:

On behalf of Fearless Films, Inc. (the "Registrant"), in connection with its registration statement on Form S-1 pursuant to the requirements of the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder, please find herewith the following regarding the Registration Statement:

1. One copy of the registration statement on Form S-1, including exhibits filed pursuant to the provisions of Regulation S-T.

2. Funds for payment of the requisite filing fee, have been deposited by wire transfer into the Registrant's SEC account (#CIK 0001122742). The filing fee has been calculated in accordance with Rule 457 under the Securities Act.

The registration statement covers the proposed offering by certain selling stockholders of 18,675,309 shares of its common stock.  The registration statement includes the prospectus to be used for the offering.

The Registrant would like the registration statement declared effective as soon as possible and accordingly, would appreciate the Commission Staff's assistance in this regard.

Please direct your comments or questions with respect to the registration statement and the enclosed materials to the undersigned by telephone at (801) 733-0800, by FAX at (801) 733-0808, or by e-mail at LNeilsonLaw@aol.com., with a copy to the Registrant's CEO, Dennis dos Santos at dennis.dossantos1@gmail.com.

Yours truly,

/S/  Leonard E. Neilson

Leonard E. Neilson